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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                               Commission File Number        33-24276
                                                        -----------------------

                              Visual Equities, Inc.
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)


                    82 Wall Street, New York, New York 10005
     -----------------------------------------------------------------------
     (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)


          Common Stock, par value $.01 per share (Registered 33-24276) Redeemable Common Stock Purchase Warrants (Registered 33-24276)
     Class A Redeemable Common Stock Purchase Warrants (Registered 33-37069)
            --------------------------------------------------------
            (Titles of each class of securities covered by this Form)

                                      None
       -------------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)   |X|                   Rule 12h-3(b)(1)(i)     |X|
     Rule 12g-4(a)(1)(ii)  [ ]                   Rule 12h-3(b)(1)(ii)    [ ]
     Rule 12g-4(a)(2)(i)   [ ]                   Rule 12h-3(b)(2)(i)     [ ]
     Rule 12g-4(a)(2)(ii)  [ ]                   Rule 12h-3(b)(2)(ii)    [ ]
                                                 Rule 15d-6              |X|


        Approximate number of holders of record as of the certification
 or notice date:          55
                 -----------------------


         Pursuant to the requirements of the Securities Exchange Act of 1934, Visual Equities, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:      1/12/02                               By: /s/ Estelle Abrams, Pres.
                                                    --------------------------
                                                    Estelle Abrams, President